December 11, 2007
VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alleghany Corporation
Definitive Proxy Statement
Filed March 14, 2007
File Number: 001-09371
To the Members of the Securities and Exchange Commission:
     The following supplemental information is provided by Alleghany Corporation (“Alleghany”) in response to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”), by letter dated November 27, 2007, as a result of the Staff’s examination of Alleghany Corporation’s Definitive Proxy Statement filed March 14, 2007 (the “2007 Proxy Statement”) and review of our response letter dated September 21, 2007 to the Staff’s comment letter dated August 21, 2007. For ease of reference, (i) the Staff’s November 27, 2007 comments are included in bold followed by Alleghany’s responses and (ii) Alleghany’s September 21, 2007 responses referred to by the Staff in its November 27, 2007 comment letter are set forth in Schedule 1 hereto. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2007 Proxy Statement.

Securities and Exchange Commission
December 11, 2007

1.	We note your responses to prior comments 6 and 10. In your future filings, as applicable, please confirm that you will include disclosure that reflects the substance of those responses in your Compensation Discussion and Analysis.

RESPONSE:
     Alleghany confirms that it will include the substance of the disclosure contained its responses to prior comments 6 and 10 in its future filings with the Commission, as applicable.
2.	We note your response to prior comment 8. It is clear from the Executive Compensation and Related Person Disclosure release (Securities Act Release No. 8732A) (see text at footnote 86) that the Compensation Discussion and Analysis should include a discussion and analysis relating to on-going compensation arrangements and policies that the company will apply on a going-forward basis. As such we reissue prior comment 8.

RESPONSE:
     Alleghany respectfully submits that the 2007 Proxy Statement does not omit any disclosure called for by Instruction 2 to Item 402(b) that could affect a fair understanding of 2006 compensation for named executive officers (“NEOs”) of Alleghany. Alleghany confirms that, as required by Instruction 2, its future filings with the Commission, as applicable, will include disclosure of any actions taken after the end of Alleghany’s last fiscal year that could affect a fair understanding of Alleghany NEO compensation for such fiscal year.
     Please do not hesitate to contact me (212-508-8130) with any further comments or questions you may have.

Very truly yours,
/s/ Robert M. Hart
Robert M. Hart

Securities and Exchange Commission
December 11, 2007

Schedule 1
Alleghany Corporation’s September 21, 2007
Responses Referred to by the Staff
in its November 27, 2007 Comment Letter or Cross-Referenced by Such Responses
4.	The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note the significant disparity in Mr. Hicks’s salary and the amounts paid to him under the MIP and LTIP. Please expand your disclosure to include a more detailed discussion and analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions applicable to a named executive officer are materially different than those applicable to the other named executive officers, this should be discussed on an individualized basis. You also disclose on page 52 that Mr. Hicks was paid $12,748,965 in February 2007 upon the vesting of his 2002 stock award. To the extent the realization of prior compensation impacted the Committee’s decisions with respect to Mr. Hicks’s 2007 compensation, please provide a materially complete description of the analyses underlying Mr. Hicks’s 2007 compensation package.

RESPONSE:
     In general, the differences in compensation among the three levels of Alleghany Named Executive Officers (the “NEOs”) (consisting of President, 3 Senior Vice Presidents and 1 Vice President) reflect the Compensation Committee’s determinations of appropriate total compensation and mix of salary, Management Incentive Plan (“MIP”) awards and Long-Term Incentive Plan (“LTIP”) awards for each of them, taking into account competitive considerations, varying levels of responsibility within Alleghany, internal comparability and the implicit impact of the various NEO levels on the accomplishment of Alleghany’s financial, strategic and operational objectives. The Compensation Committee has no specific policy with respect to the internal comparability of the total compensation of Mr. Hicks with the total compensation of the other NEOs.
     Mr. Hicks’s compensation also reflects awards of restricted stock and restricted stock units, pursuant to Mr. Hicks’s employment agreement, as disclosed on pages 57

Securities and Exchange Commission
December 11, 2007

through 60 of the 2007 Proxy Statement. Mr. Hicks and Alleghany entered into such employment agreement in October 2002 in connection with Mr. Hicks’s employment as Executive Vice President of Alleghany with the expectation that he would eventually be appointed President and chief executive officer. At the time, Mr. Hicks was Executive Vice President and Chief Financial Officer of The Chubb Corporation, a much larger company than Alleghany. The employment agreement was the result of an arm’s-length negotiation between Mr. Hicks and Alleghany. As evident from the descriptions in the 2007 Proxy Statement, the restricted stock awards were uniquely designed to accomplish a number of objectives, not all of which are purely compensatory. The first restricted stock award incented 10% compound growth in book value per share over a continuous period of not less than four years commencing 2003 and, if not accomplished by year-end 2009, a 7% compound growth in book value over a continuous period of not less than eight years commencing 2003 and ending year-end 2012. In addition, it provided a strong incentive for Mr. Hicks to remain at Alleghany until vesting of the award, while not penalizing Alleghany if Alleghany terminated his employment at a time when performance was not on track to achieve the target. The second restricted stock award was designed in 2002 to incent Mr. Hicks to continue at Alleghany until a decision was made on his succession to the office of President, and to provide performance and retention incentives comparable to the first award in the event that Mr. Hicks were elected to the office of President. Similarly, the restricted stock unit matching grant was uniquely designed to incent Mr. Hicks to purchase with his own funds and continuously hold shares of Alleghany common stock for a ten-year period, aligning his interests with the stockholders from the outset. The awards contemplated that, if Alleghany and Mr. Hicks were successful, the regular MIP and LTIP programs should provide appropriate performance and retention incentives following vesting of the restricted stock and restricted stock units. The details of such awards have been fully disclosed in every proxy statement since 2003.
     As disclosed on page 43 of the 2007 Proxy Statement, the Compensation Committee considers all components of Mr. Hicks’s compensation, including the values of previous restricted stock awards, when determining his compensation. Accordingly, the Committee considered the February 2007 vesting of Mr. Hicks’s 2002 stock award in setting his 2007 compensation, as well as the performance in 2003-2006 that gave rise to such vesting, but the vesting itself was not a material factor in setting his 2007 compensation. Alleghany will include disclosure to the foregoing effect in its 2008 Proxy Statement.
6.	You disclose in the first full paragraph on page 43 that a significant portion of the NEO’s compensation, ranging from 41.4% to 90.6%, is tied to your financial performance. Please discuss and analyze whether you have any policies with regard to targeting the percentage of an NEO’s compensation to

Securities and Exchange Commission
December 11, 2007

be tied to a specific percentage and why the percentages you experienced varied significantly among the NEOs in 2006. Also, discuss if the percentage of an NEO’s compensation that is tied to financial performance is influenced by that NEO’s ability to effect financial performance.

RESPONSE:
     As disclosed on page 43 of the 2007 Proxy Statement, the components of NEO direct compensation consist of salary, annual cash incentive compensation under the MIP and long-term equity based incentives under the LTIP. Alleghany does not have a policy with regard to targeting that a specified percentage of an NEO’s compensation be performance-based. The ratio of an NEO’s total compensation to performance-based compensation is, however, driven by differences in salary and MIP and LTIP awards which are based on differing percentages of salary for the three NEO levels. The differing target awards as a percentage of salary, as disclosed on pages 44 and 46 of the 2007 Proxy Statement, reflect the Compensation Committee’s determinations of appropriate levels and mix of compensation components taking into account competitive considerations, varying levels of responsibility within Alleghany, internal comparability and the implicit impact of the various NEO levels on the accomplishment of Alleghany’s financial, strategic and operational objectives.
8.	You disclose in the first paragraph on page 46 that you made awards on December 19, 2006 to the NEOs for 2007 performance. Please disclose the specific performance objectives established for the current year and how your incentive awards are specifically structured around such performance goals. Refer to Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 of Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that posses a reasonable risk of competitive harm. Similar disclosure should be provided for the performance shares that were awarded on December 19, 2006 for the four-year award period commencing in 2007.

Securities and Exchange Commission
December 11, 2007

RESPONSE:
     Alleghany respectfully submits that additional disclosure regarding MIP and LTIP awards made on December 19, 2006 for 2007 performance in the 2007 Proxy Statement is not material to an investor’s understanding of Alleghany’s compensation program and policies, and thus additional disclosure is not required in the CD&A section of the 2007 Proxy Statement. Although technically such awards were made during 2006, no amounts were earned or accrued during 2006 in respect of the awards. Detailed disclosure regarding the December 19, 2006 awards for 2007 performance will, of course, be included in Alleghany’s 2008 Proxy Statement. Such disclosure will include disclosure of specific financial performance objectives, bonus opportunity levels and target payout level amounts which are substantially identical to those disclosed on pages 44 through 47 of the 2007 Proxy Statement.
Payments upon Termination of Employment, page 50
10.	You disclose that pursuant to his employment agreement, Mr. Hicks would be entitled to receive continued payments of his base salary until such payments aggregate $1.0 million under the specified termination events. Please discuss and analyze how this amount was negotiated. Refer to Item 402(b)(1)(v) of Regulation S-K. On a similar note, we note from your table on page 52 that the payments to Mr. Hicks under restricted stock and restricted stock unit matching grant award agreements differs significantly from the amounts payable to the other NEOs under that element of compensation. As such, please provide a more detailed discussion as to how and why the amount of this element of compensation available to your chief executive officer differs so significantly from the amounts available to your other NEOs. Refer to Section II.B.1 of Commission Release No. 33-8732A.
RESPONSE:
     As discussed on pages 57 and 58 of the 2007 Proxy Statement, the salary continuation benefit for Mr. Hicks, the awards of restricted stock to Mr. Hicks and the award of restricted stock units to Mr. Hicks were all contained in an employment agreement (the “Agreement”) entered into by Alleghany with Mr. Hicks in October 2002 when Mr. Hicks joined Alleghany. The Agreement was the result of an arm’s-length negotiation between the Executive Committee of the Board of Directors and Mr. Hicks and was approved by the Compensation Committee and the Board of Directors of Alleghany (the “Board”). The Executive Committee determined that such provisions were appropriate and helpful in recruiting Mr. Hicks, and the Compensation Committee and the Board approved such determination.

Securities and Exchange Commission
December 11, 2007

     Please see response to Question 4 regarding restricted stock and restricted stock units granted to Mr. Hicks and discussion regarding Mr. Hicks’s compensation compared with the other NEOs.